UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

            (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2025
OR
☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from _________ to ___________

Commission file number 001-41966

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE VERNOVA RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GE Vernova Inc.
58 Charles Street
Cambridge, MA 02141

GE VERNOVA RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2025 and 2024
(With Report of Independent Registered Public Accounting Firm Thereon)

GE VERNOVA RETIREMENT SAVINGS PLAN
December 31, 2025 and 2024
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3 - 4

Financial Statements:
Statement of Net Assets Available for Plan Benefits as of December 31, 2025 and 2024	5

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2025	6

Notes to Financial Statements	7 - 15

Supplemental Schedules: (i)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025	16
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	17

(i) Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Plan Administrator of the GE Vernova Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the GE Vernova Retirement Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for plan benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2025 and supplemental schedule of delinquent contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 25, 2026
We have served as the auditor of the Plan since 2025.

GE VERNOVA RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
December 31, 2025 and 2024
(in thousands)

	2025	2024
Assets:

Investments at fair value (notes 3 and 4)	$9,317,819	$8,083,350
Notes receivable from participants	69,160	64,574
Employer contribution receivable (note 1)	62,333	59,087
Accrued dividends and interest	—	1,856
Other receivables	39	—
Total assets	9,449,351	8,208,867

Liabilities:

Other liabilities	—	535
Total liabilities	—	535

Net assets available for plan benefits	$9,449,351	$8,208,332

See accompanying notes to financial statements.

GE VERNOVA RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2025
(in thousands)

Additions to net assets attributed to:	2025
Investment income:
Net appreciation in fair value of investments	$1,800,358
Interest and dividend income	19,358
1,819,716

Interest on notes receivable from participants	3,196

Contributions:
Employee contributions	247,952
Employee rollovers from other qualified plans	40,100
Employer contributions	155,591
443,643

Total additions	2,266,555

Deductions from net assets attributed to:
Participant withdrawals	1,025,183
Administrative expenses	353
Total deductions	1,025,536

Net increase	1,241,019

Net assets available for plan benefits at:
Beginning of year	8,208,332
End of year	$9,449,351

See accompanying notes to financial statements.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(1)    Description of the Plan
On April 2, 2024, General Electric Company ("GE"), which now operates as GE Aerospace, completed the previously announced spin-off (the "Spin-Off") of GE Vernova Inc. (the "Company"), as an independent publicly traded company. In April 2024, in connection with the Spin-Off, assets and any related liabilities of the GE Retirement Savings Plan were transferred to the GE Vernova Retirement Savings Plan (the “Plan”). The Plan is a defined contribution plan sponsored by Ropcor, Inc. (the "Plan Sponsor”), an affiliate of the Company, and was established on April 2, 2024. The Plan benefits eligible employees of the Company, including certain former employees of GE, and its participating affiliates.
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held in and invested through the GE Vernova Retirement Savings Trust (the “Trust”).
Fidelity Workplace Services, LLC is the Plan’s recordkeeper. The Plan trustees have appointed Fidelity Management Trust Company as the directed trustee of the Trust.
In 2024, the Company selected NEPC, LLC as its Outsourced Chief Investment Officer. Subsequently, on April 1, 2025, the Plan updated the majority of its investment options from registered investment companies and collective funds managed by different entities to collective funds and separately managed accounts invested in collective funds managed by State Street Global Advisors Trust Company (“SSGA TC”), a wholly owned subsidiary of State Street Bank and Trust Company. The Plan's default investment option is the State Street Growth Target Retirement Funds (“SSTR Funds”), consistent with a participant’s age.
The GE Vernova Stock Fund is a separate account which continues to be managed by an independent fiduciary, Newport Trust Company, LLC ("Newport").
The GE Stock Fund, managed by Newport, was transferred to the Plan as a result of the Spin-Off. Participants invested in the GE Stock Fund at the time of the Spin-Off automatically received units in the GE Vernova Stock Fund.
On April 2, 2025, Newport began liquidating the GE Stock Fund and the liquidation was completed on April 8, 2025. The proceeds were reinvested in the SSTR Funds, based on a participant’s age. Prior to April 1, 2025, since the inception of the Plan, participants were able to elect at any time to transfer out of the GE Stock Fund and into other available investment options under the Plan.
The description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Vernova Retirement Savings Plan document (the “Plan Document”). Plan information including benefits, investment options, vesting provisions and effects of plan termination is also included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options.
The Plan's investment options include:

• Separate accounts: The GE Vernova Stock Fund and Target Retirement separately managed accounts. The underlying investments of the separate accounts are in the name of the Plan. The GE Vernova Stock Fund separate account invests in common stock and a collective fund. The Target Retirement separately managed accounts primarily invest in collective funds.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

• Collective funds: various index funds, State Street target retirement funds, and a money market fund.

The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The U.S. Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $23,500 in 2025. For participants who were at least age 50 during the year, the limit was generally $31,000 in 2025. The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter. Restrictions on such switches include certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing registered investment companies.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 8% of their earnings, that is, a 4% maximum matching contribution.
Certain salaried employees receive a company retirement contribution annually and certain employees on production benefits received company retirement contribution credits each pay period. Those employees on production benefits may also be eligible for an additional company retirement contribution (“ACRC”) per year credited in the following January. For the 2025 and 2024 plan years, participants' accounts were credited in January 2026 and 2025 with company retirement contributions of $60.6 million and $57.9 million, and ACRCs of $1.7 million and $1.1 million, respectively. Hereinafter, the company retirement contribution and the ACRC shall be referred to collectively as "Company Retirement Contributions" ("CRCs"). The CRCs are in addition to the employer matching contribution. A participant who does not have a regular investment election on file will be electing to invest the CRCs in the SSTR Fund consistent with the participant’s age.
Newly hired non-union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 8% of eligible pay as pre-tax contributions. This election entitles these employees to the maximum 4% employer matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the SSTR Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Newly hired union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 2% of eligible pay as pre-tax contributions. This election entitles these employees to a 1% employer matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the SSTR Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Rollovers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the IRC.
Withdrawals
Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Employed participants may make regular withdrawals and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs). There are no restrictions on the number and dollar amount of partial termination withdrawals and regular withdrawals, and the Plan allows for age 59 1/2 and disability withdrawal options.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs or any non-vested matching contributions, which are not available for loans). Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for outstanding prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates for new loans are fixed for the term of the loan.
Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty. Partial prepayments in amounts not less than the regular repayment amount are permissible without penalty and without re-amortization of the remaining principal amount. A participant may have no more than two outstanding loans from the Plan at any time (subject to limited exceptions resulting from a plan merger).
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service ("IRS") in the year of the default as ordinary income.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
The costs of overnight delivery requests are charged to participants and certain former employees are charged quarterly account recordkeeping fees.

Vesting

Participants are fully vested in their employee contributions and related investment results. Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service. Participants may be fully vested in employer matching contributions or vested after three years of service in accordance with Plan provisions.
Forfeitures
During the 2025 and 2024 Plan years, forfeitures of $4.2 million and $4.1 million, respectively, were used to offset employer contributions.

Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s vested interest will be payable in full according to the Plan's provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Administrative and Investment Advisory Costs
Administrative costs of the Plan and certain investment advisory costs are generally borne by the Company. For the registered investment companies, collective funds, and SSTR Funds, investment advisors receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation (depreciation) in fair value of investments for the collective funds and SSTR Funds on the statement of changes in net assets available for plan benefits.

(2)    Summary of Significant Accounting Policies
(a)    Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
(b)    Investments
Plan investments are reported at fair value. See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments held at year end consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described in note 1.
(c)    Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.
Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
The Company maintains policies and procedures to value investments using the best and most relevant data available. In addition, the Company retains independent pricing vendors to assist in valuing certain investments.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

The next two succeeding paragraphs describe the valuation methodologies used to measure investments at fair value. There have been no changes in methodologies used at December 31, 2025 and 2024.
•Common stock: as applicable, valued at the closing price reported on the active market on which the individual security is traded. They are included in Level 1 investments.

•Collective funds: generally valued using the net asset value (“NAV”) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments of the funds. Investments that are measured at fair value using the NAV as a practical expedient are not classified in the fair value hierarchy.

(d)    Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.
(e)    Participant Withdrawals
Participant withdrawals are recorded when paid.
(f)    Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(3)    Investments
A summary of the fair value of the Plan's investments at December 31, 2025 and 2024.

	2025	2024
	(in thousands)
Common Stock:
GE Common Stock	$—	$756,497
GE Vernova Common Stock	1,091,993	504,106
Total Common Stock	1,091,993	1,260,603

Registered Investment Companies:
SSGA Income Fund	—	220,930
SSGA U.S. Core Equity Fund	—	1,079,303
SSGA Small-Cap Equity Fund	—	224,330
Total Registered Investment Companies	—	1,524,563

Collective Funds:(a)
Non-U.S. Equity Index Fund	—	723,475
U.S. Aggregate Bond Index Fund	—	636,164
U.S. Large-Cap Equity Index Fund	—	1,234,512
U.S. Mid-Cap Equity Index Fund	—	357,216
U.S. Small-Cap Equity Index Fund	—	300,661
U.S. Treasury Inflation-Protected Securities Index Fund	—	128,561
Commodity Index Daily Fund	—	21,307
BlackRock Developed Real Estate Index Non-Lendable Fund	—	87,428
Russell 1000 Index Non-Lendable Fund	—	1,094,298
SSGA Short Term Interest Fund	—	94,868
SSGA Government Reserve Fund	12,592	442,274
Mercer GE International Equity Fund	—	177,420
State Street Institutional U.S. Government Money Market Fund	248,032	—
State Street Global All Cap Equity ex-U.S. Index Fund	164,991	—
State Street S&P 500 Index Fund	828,446	—
State Street U.S. Bond Index Securities Lending Series Fund	114,686	—
State Street U.S. Extended Market Index Non-Lending Series Fund	134,578	—
State Street Target Retirement Income Fund	989,926	—
State Street Target Retirement 2025 Fund	668,250	—
State Street Target Retirement 2030 Fund	1,179,583	—
State Street Target Retirement 2035 Fund	1,169,859	—
State Street Target Retirement 2040 Fund	866,829	—
State Street Target Retirement 2045 Fund	726,513	—
State Street Target Retirement 2050 Fund	566,645	—
State Street Target Retirement 2055 Fund	333,498	—
State Street Target Retirement 2060 Fund	142,785	—
State Street Target Retirement 2065 Fund	49,453	—
State Street Target Retirement 2070 Fund	29,160	—
Total Collective Funds	8,225,826	5,298,184

Total investments at fair value	$9,317,819	$8,083,350

(a) As of December 31, 2024, the TRD Funds were separate accounts that invested in a combination of the Index Funds as well as the Commodity Index Daily Fund, BlackRock Developed Real Estate Index Non-Lendable Fund and the Russell 1000 Index Non-Lendable Fund (which are not otherwise offered as direct investment options in the Plan), representing a variety of asset classes. The 2024 breakdown was not applicable at December 31, 2025 due to the change in investments.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(4)    Fair Value Measurements
The Plan's investments measured at fair value on a recurring basis at December 31, 2025 follow.

	Level 1	Level 2	Total
Investments	(in thousands)
Common Stock	$1,091,993	$—	$1,091,993
	$1,091,993	$—	$1,091,993
Investments measured at net asset value (a)
Collective Funds			8,225,826
Total investments at fair value			$9,317,819

The Plan's investments measured at fair value on a recurring basis at December 31, 2024 follow.

	Level 1	Level 2	Total
Investments	(in thousands)

Common Stock	$1,260,603	$—	$1,260,603
Registered Investment Companies	1,524,563	—	1,524,563
	$2,785,166	$—	$2,785,166
Investments measured at net asset value (a)
Collective Funds			5,298,184
Total investments at fair value			$8,083,350

(a) The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for plan benefits. Investments in collective funds are valued based on the year-end unit NAV. The NAV is used as a practical expedient to estimate fair value. These investments are priced daily and there are no unfunded commitments or redemption restrictions associated with the funds. The State Street Institutional U.S. Government Money Market Fund and SSGA Government Reserve Fund are included in the above collective funds total and are comprised of interest-bearing cash, and do not file as direct filing entities with the DOL.
(5)    Risk and Uncertainties

The Plan offers a number of investment options including the GE Vernova Stock Fund and a variety of investment funds. Investment securities in general are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statement of net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections, including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Vernova Stock Fund which does, and the GE Stock Fund which did, primarily invest in a single security.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

As of December 31, 2025 and 2024, each of the following investments represent more than 10% of the fair value of the Plan's total investments.

	2025	2024
	(in thousands)

GE Vernova Common Stock	$1,091,993	$ ***
State Street Target Retirement Income Fund	989,926	—
State Street Target Retirement 2030 Fund	1,179,583	—
State Street Target Retirement 2035 Fund	1,169,859	—
SSGA U.S. Core Equity Fund	—	1,079,303
U.S. Large-Cap Equity Index Fund	—	1,234,512
Russell 1000 Index Non-Lendable Fund	—	1,094,298
*** Investment did not exceed more than 10% of fair value of total investments.
(6)    Related Party Transactions (Parties-in-Interest)

The Plan’s recordkeeper, trustee, and investment advisors described in note 1, as well as the Plan Sponsor, Company and Plan participants, are each a “party in interest” to the Plan as defined by ERISA. Parties-in-interest to the Plan are noted in the Schedule H, Line 4i - Schedule of Assets, filed with Form 5500. Any fees paid by the Plan with respect to those or other transactions are described in note 1.
The Company remitted certain participant contributions to the trustee later than required by Department of Labor Regulation 2510.3‑102. The Company will credit participant accounts with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.
The Plan's investments included the GE Vernova Stock Fund as of December 31, 2025 and 2024 and the GE Stock Fund as of December 31, 2024. The Plan purchased $565.2 and $396.9 million and sold $399.7 and $177.9 million of GE Vernova common stock in 2025 and 2024, respectively. The Plan recorded dividend income for GE Vernova common stock of $1.2 million and $0.5 million in 2025 and 2024, respectively. The Plan purchased $689.6 and $813.1 million and sold $483.2 and $241.7 million of GE common stock in 2025 and 2024, respectively. The Plan recorded dividend income for GE common stock of $0 million and $5.8 million in 2025 and 2024, respectively.
(7)    Tax Status

In December 2016, the IRS began publishing a Required Amendments List ("IRS List") for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status.
The IRS has determined and informed the Company by a letter dated March 30, 2026, that the Plan and the Trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
(8)    Subsequent Events

Subsequent events through June 25, 2026, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

GE VERNOVA RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(9)    Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments in the Form 5500. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants, but are classified as notes receivable in the financial statements. Deemed distributions are participant loans in default for which a distributable event has not yet occurred. However, these distributions remain a plan asset for purposes of the financial statements until the distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2025	2024
	(in thousands)

Total investments per financial statements	$9,317,819	$8,083,350

Total notes receivable per financial statements	69,160	64,574
Deemed distributions	(2,611)	(2,466)
Total notes receivable per Form 5500	66,549	62,108

Total investments per Form 5500	$9,384,368	$8,145,458

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

2025
(in thousands)

Total deductions from net assets per financial statements	$1,025,536
Deemed distributions offset against plan assets	(141)
New deemed distributions	286
Total expenses per Form 5500	$1,025,681

A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2025	2024
	(in thousands)

Net assets available for plan benefits per the financial statements	$9,449,351	$8,208,332
Deemed distributions	(2,611)	(2,466)
Net assets available for plan benefits per the Form 5500	$9,446,740	$8,205,866

	2025
	(in thousands)

Total net increase after asset transfers per the financial statements	1,241,019
Changes in deemed distributions	(145)
Total net income per the Form 5500	1,240,874

GE VERNOVA RETIREMENT SAVINGS PLAN
EIN: 61-1399608     Plan #: 004
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2025

Totals that Constitute Nonexempt Prohibited Transactions

Year	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2025	$852	$852	—	—	—

See accompanying Report of Independent Registered Public Accounting Firm.

GE VERNOVA RETIREMENT SAVINGS PLAN
EIN: 61-1399608     Plan #: 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2025

Description			Current Value*
Interest Bearing Cash
State Street Institutional U.S. Government Money Market Fund			248,031,637	(a), (b), (c)
SSGA Government Reserve Fund			12,592,503	(a), (b), (c)
Total Interest Bearing Cash			260,624,140

Corporate Stocks - Common
GE Vernova Common Stock			1,091,992,599	(b)
Total Corporate Stocks - Common			1,091,992,599

Collective Funds
State Street Global All Cap Equity ex-U.S. Index Fund			164,991,440	(a)
State Street S&P 500 Index Fund			828,446,460	(a)
State Street U.S. Bond Index Securities Lending Series Fund			114,686,205	(a)
State Street U.S. Extended Market Index Non-Lending Series Fund			134,578,436	(a)
State Street Target Retirement Income Fund			989,925,749	(a)
State Street Target Retirement 2025 Fund			668,250,054	(a)
State Street Target Retirement 2030 Fund			1,179,582,737	(a)
State Street Target Retirement 2035 Fund			1,169,858,773	(a)
State Street Target Retirement 2040 Fund			866,829,080	(a)
State Street Target Retirement 2045 Fund			726,512,956	(a)
State Street Target Retirement 2050 Fund			566,645,408	(a)
State Street Target Retirement 2055 Fund			333,497,952	(a)
State Street Target Retirement 2060 Fund			142,784,729	(a)
State Street Target Retirement 2065 Fund			49,452,567	(a)
State Street Target Retirement 2070 Fund			29,160,313	(a)
Total Collective Funds			7,965,202,859

Total Investments			9,317,819,598

Notes Receivable from Participants	Rate of Interest	Maturity**

Total Notes Receivable from Participants	2.70 - 9.25%	1 month - 24 yrs.	66,548,850	(b)

Total Assets (Held at End of Year)			$9,384,368,448

Notes to Schedule of Assets:

(a)	Funds managed by SSGA Funds Management (SSGA FM), an affiliate of State Street Bank & Trust Co.
(b)	Represents a party in interest to the Plan.
(c)	The State Street Institutional U.S. Government Money Market Fund and SSGA Government Reserve Fund are CCTs that do not file as Direct Filing Entities; therefore they are classified based on their underlying investments on Schedule H.

*	Cost omitted for participant directed investments.
**	Includes grandfathered loans from plan mergers, net of deemed loans.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Vernova Retirement Savings Plan

June 25, 2026	/s/ Matthew J. Potvin
Date	Matthew J. Potvin Vice President, Controller, and Chief Accounting Officer, GE Vernova Inc.

Exhibit Number	Description of the Exhibit

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm (Deloitte)

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-277900 on Form S-8 of our report dated June 25, 2026, relating to the financial statements and supplemental schedules of the GE Vernova Retirement Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2025.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 25, 2026